John J. O’Brien

Partner

215.963.4969

January 27, 2021

FILED AS EDGAR CORRESPONDENCE

Matthew Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:                             Response letter to comments on Post-Effective Amendment No. 77 to the Registration Statement of SEI Institutional International Trust (File Nos. 033-22821 and 811-05601)

Dear Mr. Williams:

On behalf of our client, SEI Institutional International Trust (the “Trust” or “SIT”), this letter responds to the comments and questions you provided via telephone on January 8, 2021, regarding the Trust’s Post-Effective Amendment No. 77, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 78, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on November 25, 2020 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”), for the purpose of making material changes to the principal investment strategy of the Emerging Markets Equity Fund (the “Fund”). As indicated in the Amendment, SEI Investments Management Corporation (“SIMC” or the “Adviser”) serves as investment adviser to the Fund. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.                                      Comment.                                      Under the “Fees and Expenses” heading, please update the language to reflect the modified language in Item 3 of Form N-1A.

Response.                                         In response to your comment, we have revised the Fund’s current disclosure to match the modified language in Item 3 of Form N-1A.

2.                                      Comment.                                      In the footnote under the “Fees and Expenses” table, please disclose whether the amounts waived may be recouped and if so, please disclose the terms.

Response.                                         SIMC’s contractual fee waiver arrangement does not contemplate any recoupment of waived fees.  Accordingly, we have retained this disclosure as-is.

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

3.                                      Comment.                                      Under the “Example” heading, please confirm supplementally that the effects of the contractual fee waiver will only be reflected in the expense figures for the length of the contractual waiver.

Response.                                         The Trust confirms that the expense example figures will be calculated with reference to the contractual waiver arrangement for only the first year.

4.                                      Comment.                                      With respect to the “Principal Investment Strategies” section, please explain how the Adviser or a Sub-Adviser determines whether a security has emerging markets or developing markets characteristics at the time of purchase.

Response.                                         As disclosed in the Principal Investment Strategies, the Sub-Advisers determine the status of an issuer’s country at the time of purchase based on (i) the characterization of the country by any of the World Bank, the United Nations, the International Finance Corporation, or the European Bank for Reconstruction and Development, (ii) whether the country is included in an emerging markets index by a recognized index provider, or (iii) whether the country has characteristics similar to countries classified pursuant to (i) or (ii).  Sub-Advisers will only rarely have to rely on the third methodology for determining a country’s classification. In those rare instances, such determinations would be based on the Sub-Adviser’s analysis of the applicable market’s economic factors.

5.                                      Comment.                                      Regarding the Fund’s investments in derivatives, as disclosed in the Fund’s “Principal Investment Strategies” section, please disclose in the Fund’s Item 4 and Item 9 disclosure whether the Fund counts derivatives toward the Fund’s 80% policy and, if so, whether the Fund values such derivatives using marked-to-market values for purposes of Rule 35d-1.

Response.                                         To the extent the Fund takes into account any investments in derivative instruments for purposes of its 80% investment policy, it will do so in a manner consistent with the requirements of Rule 35d-1 under the 1940 Act. Given the Fund’s current expected levels of investments in derivative instruments, the Fund does not believe it needs to make any changes to its current disclosure with respect to this issue at this time,

6.                                      Comment.                                      Please (i) confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more exchange-traded funds (“ETFs”) are not expected to exceed 0.01% of the average net assets of the Fund during its current fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” sub-caption to the Fund’s “Fees and Expenses” table, and (ii) disclose in Item 4 and/or in Item 9 how the Fund treats ETFs for purposes of the Fund’s 80% policy.

Response.                                         The Adviser confirms that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more ETFs are not expected to exceed 0.01% of the average net assets of the Fund during its current fiscal year. For purposes of the Fund’s 80% policy, an ETF generally is characterized based on the nature of its investment strategy and underlying portfolio.

7.                                      Comment.                                      Regarding the Fund’s “Foreign and Emerging Markets Risk,” as disclosed in the Fund’s “Principal Risks” section, please review ADI 2020-11 and update this risk in Item 4 and in Item 9(c), as appropriate, or explain why no update is necessary.

Response.                                         In response to your comment, we have reviewed ADI 2020-11 and believe that the Fund’s current disclosure is consistent with the concepts expressed by the SEC staff therein.

8.                                      Comment.                                      Regarding the inclusion of “Small and Medium Capitalization Risk” in the Fund’s “Principal Risks” section, please include disclosure about small and medium capitalization securities in the “Principal Investment Strategies” section if these are principal investments of the Fund.  Additionally, if appropriate, add disclosure regarding the criteria used to determine whether a security is considered to be a small or medium capitalization security.

Response.                                         In response to your comment, we have revised the Fund’s investment strategy disclosure to clarify that the Fund may invest in securities of issuers of any capitalization.

9.                                      Comment.                                      With respect to “Derivatives Risk,” please add a reference to “credit risk” in the first sentence.

Response.                                         In response to your comment, we reviewed the Fund’s disclosure and determined that “credit risk” is appropriately included as a risk specific to over-the-counter forwards and swaps where the Fund’s counterparty is not an exchange or centralized clearing facility. Accordingly, we have retained this disclosure as-is.

10.                               Comment.                                      Please consider whether “LIBOR Replacement Risk” is a principal risk of a Fund that principally invests in equity securities.

Response.                                         In response to your comment, we have removed “LIBOR Replacement Risk” from the Fund’s principal risk disclosure.  Because this risk may still be relevant to the Fund as a result of its derivative investments, we have retained LIBOR Replacement Risk in the Funds’ Item 9 disclosure.

11.                               Comment.                                      Under the “Sub-Adviser and Portfolio Manager” section, pursuant to a Supplement filed on December 4, 2020 (the “Supplement”), please add the appropriate information for Robeco Institutional Asset Management US Inc. (“Robeco”) and consider revising their portfolio managers’ “experience with the fund” to “since 2020.”

Response.                                         In response to your comment, information included within the Supplement has been added to the appropriate places within the prospectus and Statement of Additional Information (“SAI”), and the portfolio manager’s experience with the Fund has been updated accordingly.

12.                               Comment.                                      Form N-1A provides that a fund’s principal investment strategies disclosure prepared in response to Item 4 should be a summary of the fund’s principal investment strategies disclosure prepared in response to Item 9(b) of Form N-1A.  Accordingly, please disclose the Fund’s principal investment strategies in Item 9(b) that were summarized pursuant to Item 4(a).

Response.                                         We have carefully reviewed the Fund’s disclosure and believe that the current Item 4 disclosure is sufficiently clear and concise to inform shareholders of the Fund’s principal investment strategies and principal risks in summary fashion, while the Fund’s current Item 9 disclosure provides appropriate additional detail without being unnecessarily redundant.  Nonetheless, in response to your comment, the Trust plans to review its current disclosure approach and may make adjustments in future filings.

13.                               Comment.                                      In the “More Information About Investments” section, please consider changing “one or more sub-advisers” to reflect the actual number of sub-advisers.

Response.                                         Because the number of Sub-Advisers to the Fund may vary over time, we believe that this disclosure should inform investors as such. Accordingly, we have retained this disclosure as-is.

14.                               Comment.                                      Under the “More Information About Investments” section, please clarify whether securities lending is a principal investment strategy of the Fund.  If so, please add appropriate disclosures in Item 4 and Item 9.

Response.                                         In response to your comment, we have reviewed the Fund’s use of securities lending and confirmed that it is not a principal investment strategy and have therefore declined to include additional disclosures in Item 4 and Item 9.  Nonetheless, we believe it is useful to retain the brief reference to the Fund’s ability to lend its portfolio securities in the Fund’s Item 9 disclosure, as this is a permitted practice of the Fund, even if not a principal investment strategy.

15.                               Comment.                                      Please consider whether the “Risk Information Common to the Fund” section can be deleted.

Response.                                         Because the Trust’s next amendment to its registration statement will be made on behalf of all current series of the Trust, this section has been retained.

16.                               Comment.                                      With respect to the reference in “Credit Risk” to “fixed income securities rated below investment grade,” if fixed income securities and/or high yield securities are principal investment strategies of the Fund, please add disclosure in Item 4.  Otherwise, please move the disclosure to the SAI. In this regard, please consider ADI 2019-08.

Response.                                         The Trust’s next amendment to its registration statement will be made on behalf of all current series of the Trust.  Although fixed income securities and below investment grade securities are not principal investment strategies of the Fund, they are principal investment strategies of other funds that will be included within the filing.  Therefore, the disclosure will be retained as-is for the next filing and appropriate disclosure will be included in the Item 4 disclosure for the applicable funds.

17.                               Comment.                                      With respect to “Currency Risk,” please clarify the phrase “[t]he Fund takes active positions in currencies” to more clearly state how active positions versus passive positions will expose the Fund to currency risk.

Response.                                         In response to your comment, we have revised the Fund’s “Currency Risk” disclosure to clarify that other series of the Trust have the ability to actively invest in foreign currencies.

18.                               Comment.                                      With respect to “Derivatives Risk,” the disclosure currently lists examples of derivatives. Please include a separate risk disclosure for each type of derivative that the Fund principally invests in.  Currently, there is only risk disclosure for options and swaps.

Response.                                         The Trust’s next amendment to its registration statement will be made on behalf of all current series of the Trust.  Accordingly, each type of derivative instrument in which the Funds invests will have its own risk disclosure in the Trust’s next amendment to its registration statement.

19.                               Comment.                                      The staff notes that the “Exchange-Traded Products” risk references “exchange-traded commodity pools.”  Please explain the Fund’s exposure to exchange-traded commodity pools.  If exchange-traded commodity pools are a part of the Fund’s principal investment strategies, please include a reference to exchange-traded products in the Fund’s “Principal Investment Strategies” section and consider adding a tailored commodity-linked securities disclosure to the Fund’s “Principal Risks” section. If ETP exposure (including exposure to exchange-traded commodity pools) is a principal risk of the Fund, please consider revising the corresponding principal risk disclosure regarding ETFs in the Fund’s summary section to more broadly refer to ETPs.

Response.                                         In response to your comment, we have revised the Trust’s Item 9 disclosure to remove references to ETPs and focus on risks associated with investments in ETFs.  We have retained ETP disclosure in the Trust’s SAI.

20.                               Comment.                                      The staff notes that the “Exchange-Traded Products” risk references “leveraged exchanged-traded funds.”   If leveraged exchange-traded funds are a part of the Fund’s principal investment strategies, reference leveraged exchange-traded funds in the Fund’s “Principal Investment Strategies” section and in Item 9(b). Otherwise, move the disclosure to the SAI.

Response.                                         The Trust’s Item 4 disclosure is required to be a summary of the Funds’ principal investment strategies and principal risks, whereas the Trust’s Item 9 disclosure is required to be a more detailed description of the Trust’s Item 4 disclosure.  We believe that including reference to the subset of ETFs that employ leverage is appropriately included in the Trust’s Item 9 disclosure as-is.

21.                               Comment.                                      Please consider adding frontier markets to the “Foreign Investment/Emerging Markets Risk” in the Fund’s “Principal Investment Strategies” section because frontier markets are included in the “Foreign Investment/Emerging and Frontier Markets” risk in the “More Information About Principal Risks” section.

Response.                                         As frontier markets are a subset of emerging markets, we believe the Trust’s current disclosure of frontier markets risk strikes the proper balance between Item 4 and Item 9 disclosure.  Accordingly, we have retained this disclosure as-is.

22.                               Comment.                                      The staff notes that “Quantitative Investing” appears under the “More Information About Principal Risks” section. If the Fund uses a quantitative investing model, please add corresponding Item 4 and Item 9 disclosure.

Response.                                         In response to your comment, we have added appropriate disclosure in the Fund’s principal investments strategies.

23.                               Comment.                                      With respect to the “Global Asset Allocation” section: (i) please consider disclosing the extent to which each Fund serves as an underlying investment option and, if investments by SIMC clients are significant, adding appropriate disclosure to the summary prospectus; (ii) please consider combining this section with “Reallocation Risk”; and (iii) with respect to the sentence “although reallocations are intended to benefit investors that invest in the Fund through the Strategies, they could, in certain cases, have a detrimental effect on the Fund,” please supplemently disclose what measures are taken (e.g. SIMC internal controls) to prevent a detrimental effect on the Fund due to potential conflicts resulting from interests of clients’ investments in the Strategies on one hand and in the Fund on the other.

Response.                                         Please note that the Trust already made enhancements to this disclosure based on prior comments from the SEC staff on another SEI Funds registrant.  We believe that the current disclosure sufficiently conveys the potential impacts of the Strategies that SIMC constructs and maintains.  The Funds primarily serve as components of asset allocation advice that SIMC provides to clients.  Shareholders receive the benefits of such asset allocation advice and associated reallocations with the understanding, through this disclosure and similar disclosure in SIMC's Form ADV, that as shareholders of the Funds they may also experience detrimental effects.  Similarly, shareholders that do not participate in the Strategies receive the benefits of the Funds' strategies with the understanding, through this disclosure, that they may be subject to potential detrimental effects.

Although SIMC cannot prevent all detrimental effects that may occur due to reallocation activity, SIMC seeks to manage the impact of activity associated with the Strategies, which may include an assessment of the benefits of a Strategy adjustment against the associated impact on the performance of the Funds, as well as communication and planning with sub-advisers in anticipation of cash flows that may arise from reallocations.

24.                               Comment.                                      With respect to the “Information About Fee Waivers” section, the disclosure is duplicative of the disclosure under the “Sub-Advisers” section above, please consider whether to combine the disclosures.

Response.                                         Because the Funds’ contractual fee waiver is related to the Adviser’s management fee, we believe it is appropriate to include the contractual fee waiver in both the “Information About Fee Waivers” section and the “Sub-Advisers” section, both of which refer to the Funds’ advisory fees.  Accordingly, we have retained this disclosure as-is.

25.                               Comment.                                      With respect to “How to Sell Your Fund Shares” section and the sentence “Normally, the Fund will make payment on your redemption request on the Business Day following the day on which they receive your request, but it may take up to seven days,” please confirm supplementally whether this statement applies regardless of the method of payment.

Response.                                         The Trust confirms that the statement is accurate regardless of what method of payment is used with respect to redeeming shareholders.

26.                               Comment.                                      With respect to the “Low Balance Redemptions” section, please confirm whether: (i) this includes balances that drop below $1,000 solely due to investment losses; (ii) involuntary redemption requires advance notice be provided to the investor; and (ii) there is a period of time in which to cure if a notice is provided. Please revise the disclosure accordingly.

Response.                                         Although they have the ability to do so, the Funds generally would not seek to exercise their right to redeem an account that has fallen below an investment value of $1,000 solely as a result of investment losses.  The Funds would only redeem an account upon the provision of reasonable notice to the financial institution, intermediary or shareholder, as applicable.  Upon receipt of such notice, additional assets could be contributed to the account to bring it above $1,000, in which case the Funds likely would cease the redemption process with respect to such account.  The Funds’ ability to redeem de minimis accounts is included for the purpose of facilitating the smooth operation of the Funds.

27.                               Comment.                                      With respect to the footnotes in the “Performance Information” section in the Class Y prospectus, please confirm that Class Y has lower expenses than Class F. If so, please revise the footnotes to state that returns for Class Y shares would have been substantially similar to Class F shares because the annual returns would differ only to the extent that the classes do not have the same expenses.

Response.                                         In response to your comment, we have confirmed that Class Y has lower expenses than Class F and have revised the disclosure accordingly.

28.                               Comment.                                      With respect to the “Investment Objectives and Policies” section, please revise the phrase “[t]here may be no bottom limit” (as it describes the credit rating of permitted high yield investments) with “there is no bottom limit,” if appropriate.

Response.                                         In response to you comment, we have made the requested change.

29.                               Comment.                                      With respect to the “Investment Objectives and Policies” section, please include the last sentence regarding portfolio turnover in the “Principal Investment Strategies” section and in the Fund’s Item 9(b) disclosure and add “Portfolio Turnover Risk” to the “Principal Risks” section.

Response.                                         In response to your comment, we have reviewed the Fund’s exposure to portfolio turnover risk and have determined that it is not part of the principal investment strategies of the Fund.  Therefore, we have deleted the sentence in the “Investment Objectives and Policies” section regarding portfolio turnover.

30.                               Comment.                                      Please explain supplementally if the Fund will invest in contingent convertible securities (“CoCos”). If the Fund will invest in CoCos, or expects to invest in CoCos, the Fund should consider adding appropriate disclosure in Item 4 and in Item 9.

Response.                                         The Fund confirms supplementally that it does not currently expect to invest in contingent convertible bonds as a principal investment strategy.  Accordingly, we have retained the disclosure as-is.

31.                               Comment.                                      Regarding the “Non-Fundamental Policies” section, please replace “illiquid securities” with “illiquid investments,” based on new Rule 22e-4.

Response.                                         In response to your comment, we have revised the phrase “illiquid securities” to read “illiquid investments.”  We consider this to be a clarification that does not require Board approval or shareholder notice.

32.                               Comment.                                      Regarding the “Non-Fundamental Policies” section, limitations #4-9 appear to be duplicative of the Fund’s “Fundamental Policies,” and it is difficult to discern which limitations require shareholder approval.  Please revise accordingly.

Response.                                         The Fund has adopted these “Non-Fundamental Policies” to reflect current guidance from the SEC and its staff under the 1940 Act. By structuring its “Fundamental Polices” and “Non-Fundamental Policies” in this way, the Fund is able to implement any future changes to guidance by the SEC and its staff without having to first obtain shareholder approval, while nonetheless maintaining its “Fundamental Investment Policies” as-is.

33.                               Comment.                                      Regarding the “Non-Fundamental Policies” section, please disclose the Fund’s name policy (i.e., 80% test), limitation #10, in the Fund’s Item 9 disclosure.

Response.                                         The Fund’s 80% test language is currently included in its Item 4 disclosure.  We believe this is sufficient, given the disclosure framework employed by the Fund, and that no additional information needs to be added to the Fund’s Item 9 disclosure.

34.                               Comment.                                      With respect to “The Adviser and Sub-Advisers” section, please (i) incorporate the “Ownership of Fund Shares” disclosure for the newly added sub-adviser, Robeco, as of the most recent practicable date pursuant to Item 20(c), Instruction 1 of Form N-1A, and (ii) include the “Ownership of Fund Shares” disclosure for Lazard as of the September 30 fiscal year end because Lazard was still sub-advising the Fund at that time.

Response.                                         In response to your comment, we have provided the “Ownership of Fund Shares” disclosure for Robeco as of December 31, 2020, the most recent practicable date.  We have included the “Ownership of Fund Shares” disclosure for Lazard as of the September 30 fiscal year end because they act as sub-adviser to another series of the Trust, but we note that we would typically not include such information for terminated sub-advisers, as it would not be relevant to current and prospective shareholders receiving the prospectus on a going-forward basis.

35.                               Comment.                                      With respect to the discussion of each Trustee, please include all information required to be included in the table per Item 17(a) of Form N-1A, including the “Number of Portfolios in Fund Complex Overseen by Director.”

Response.                                         In response to your comment, we have added disclosure for the “Number of Portfolios in Fund Complex Overseen by Director.”

36.                               Comment.                                      With respect to the “Portfolio Transactions” section, please identify any securities of the Fund’s regular broker dealers that the Trust has acquired during its most recent fiscal year, and explain any significant variations in portfolio turnover rates pursuant to Item 16(e) of Form N-1A.

Response.                                         Any securities of the Fund’s regular broker-dealers that the Trust has acquired during its most recent fiscal year will be disclosed in the Trust’s next amendment to its registration statement.  There were no significant variations in the Fund’s portfolio turnover rates, so, we have retained this disclosure as-is.

37.                               Comment.                                      Please file the current expense limitation agreement.

Response.                                         The current expense limitation agreement was previously filed as Exhibit (h)(6) to the Trust’s post-effective amendment to its registration statement made pursuant to Rule 485(b) on January 28, 2020.  Accordingly, the Trust’s next post-effective amendment to its registration statement will include a hyperlink to that filing.

38.                               Comment.                                      Please file the Robeco investment sub-advisory agreement.

Response.                                         We confirm that the Robeco investment sub-advisory agreement will be filed as an exhibit to the Trust’s next amendment to its registration statement.

39.                               Comment.                                      With respect to the signature page, please note that Section 6(a) of the 1933 Act is required to be signed by the principal executive officer, comptroller and principal financial officer. In this regard, any person who occupies more than one of the positions specified in Section 6(a) should indicate each capacity in which he/she signs.

Response.                                         We have reviewed the signature and have determined that it meets the requirements of Section 6(a) of the 1933 Act, so, we have retained this signature page as-is.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien